 Exhibit 99.1

ARC Resources Ltd. Reports Fourth Quarter and Full Year 2012 Results

CALGARY, Feb. 6, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its fourth quarter and full year 2012 operating and financial results. Fourth quarter production was a record 95,725 boe per day and funds from operations were $208.4 million ($0.68 per share).  ARC's 2012 Audited Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for years ended December 31, 2012 and 2011, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended December 31		Year Ended December 31
	2012	2011	2012	2011
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (1)	208.4	226.6	719.8	844.3
Per share (2)	0.68	0.79	2.42	2.95
Net income (loss)	84.5	(49.0)	139.2	287.0
Per share (2)	0.27	(0.17)	0.47	1.00
Operating income (3)	59.2	74.7	163.2	293.5
Per share (2)	0.19	0.26	0.55	1.02
Dividends	92.5	86.7	357.4	344.0
Per share (2)	0.30	0.30	1.20	1.20
Capital expenditures	190.2	195.0	608.0	726.0
Net debt outstanding (4)	745.6	909.7	745.6	909.7
Shares outstanding, weighted average diluted	308.4	288.3	297.2	286.6
Shares outstanding, end of period	308.9	288.9	308.9	288.9
OPERATING
Production
Crude oil (bbl/d)	32,938	28,470	31,454	27,158
Condensate (bbl/d)	1,767	2,219	2,217	2,052
Natural gas (mmcf/d)	348.2	355.3	342.9	310.6
Natural gas liquids (bbl/d)	2,978	2,114	2,728	2,444
Total (boe/d) (5)	95,725	92,021	93,546	83,416
Average prices
Crude oil ($/bbl)	80.50	92.85	82.03	89.51
Condensate ($/bbl)	86.70	101.13	92.63	96.07
Natural gas ($/mcf)	3.32	3.43	2.62	3.83
Natural gas liquids ($/bbl)	36.13	51.02	38.11	47.53
Oil equivalent ($/boe)	42.49	45.58	40.50	47.15
Operating netback ($/boe)
Commodity and other sales	42.62	45.69	40.58	47.24
Transportation costs	(1.26)	(1.14)	(1.29)	(1.18)
Royalties	(5.71)	(7.60)	(5.72)	(7.20)
Operating costs	(8.80)	(9.40)	(9.40)	(9.70)
Netback before hedging	26.85	27.55	24.17	29.16
Realized hedging gain	1.26	2.47	1.87	2.39
Netback after hedging	28.11	30.02	26.04	31.55
TRADING STATISTICS (6)
High price	26.00	26.74	26.25	28.67
Low price	22.32	19.40	18.36	19.40
Close price	24.44	25.10	24.44	25.10
Average daily volume (thousands)	1,146	1,264	1,356	1,251

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" section in the MD&A for the years ended December 31, 2012 and 2011.
(2)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(3)	Operating income not have a standardized meaning under GAAP. See "Operating Income" section in this news release.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" section in the MD&A for the years ended December 31, 2012 and 2011.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record production levels of 95,725 boe per day and 93,546 boe per day, respectively for the fourth quarter and full year 2012. Fourth quarter production was up seven per cent relative to the third quarter of 2012 due to excellent run time at the Dawson gas plant following scheduled maintenance in the third quarter. ARC's successful 2012 drilling program, commissioning of the new 30 mmcf per day Ante Creek gas plant in February 2012, full year of operations at ARC's Dawson facilities and strong well performance particularly at Pembina and Ante Creek contributed to the higher production in 2012.
•	Fourth quarter and full year crude oil and liquids production of 37,683 barrels per day and 36,399 barrels per day, respectively, both increased 15 per cent relative to 2011. ARC's focus has been to capitalize on the relative strength of crude oil prices by exploiting oil and liquids opportunities, which generate the highest rates of return and cash flows. Strong production results from new wells at Pembina, Goodlands, and Tower, and expanded processing capacity at Ante Creek have contributed to the significant increase in crude oil, condensate and natural gas liquids production in 2012.
•	ARC's 2012 year end reserves and resources evaluation reflected growth in reserves and reaffirmed the significant resource potential in the northeastern B.C. Montney region ("NE B.C. Montney"). See February 6, 2013 news release "ARC Resources Ltd. Announces Fifth Consecutive Year of Greater than 200 per cent Produced Reserves Replacement in 2012" for additional information.
•	Replaced 200 per cent of 2012 production, adding 69 mmboe of Proved plus probable ("2P") reserves in 2012
•	Six per cent increase in 2P reserves to 607 million boe
•	Finding and Development ("F&D") costs of $9.01 per boe and Finding, Development, and Acquisition ("FD&A") costs of $9.34 per boe for 2P reserves, excluding future development capital ("FDC")
•	Nine per cent increase in 2P crude oil and natural gas liquids ("NGL's") reserves to 186 mmbbls
•	Recycle ratio of 2.7 times and 3.6 times for the current year and three year average, respectively, for 2P reserves based on current and three year average F&D costs excluding FDC and ARC's 2012 netback of $24.17 per boe
•	Fourth quarter and full year 2012 commodity sales revenues of $375.4 million and $1,389.4 million, respectively, were both down three per cent relative to 2011 despite higher fourth quarter and annual 2012 production, due to lower realized commodity prices. Crude oil and liquids production contributed approximately 71 per cent and 76 per cent of fourth quarter and full year sales revenue, respectively, due to the strength of crude prices relative to natural gas prices. ARC's diversified production portfolio and an active hedging program served to mitigate the impact of the low natural gas price environment throughout 2012.
•	Fourth quarter funds from operations were $208.4 million ($0.68 per share), down eight per cent from the fourth quarter of 2011. Full year funds from operations of $719.8 million ($2.42 per share) were down 15 per cent relative to 2011. Significantly higher 2012 production volumes were offset by lower realized crude oil and natural gas prices as well as current income taxes of $3.6 million and $29.9 million, respectively, for the fourth quarter and full year 2012.
•	Operating income was $59.2 million ($0.19 per share) in the fourth quarter of 2012, a 21 per cent decrease from the fourth quarter of 2011. Full year operating income of $163.2 million ($0.55 per share) was down 44 per cent relative to 2011. Lower natural gas prices were the primary driver of lower operating income in 2012.
•	ARC's fourth quarter and full year funds from operations included realized cash hedging gains of $13.8 million and $66.4 million, respectively, on ARC's commodity, foreign currency, interest and power hedging contracts. ARC's fourth quarter realized hedging gain was primarily attributed to gains on crude oil, foreign currency and power hedges while full year realized hedging gains were primarily attributed to gains on natural gas hedges.
•	ARC achieved excellent capital efficiencies in 2012, meeting production guidance and delivering annual production growth of 12 per cent despite the reduction in the 2012 capital budget from $760 million to actual 2012 capital spending of $608 million. Fourth quarter capital expenditures, prior to net property and undeveloped land acquisitions, totaled $190.2 million. ARC drilled 38 gross operated wells in the fourth quarter, comprised of 36 oil wells and two natural gas wells, bringing full year drilling to 144 gross operated wells comprised of 137 oil wells, four liquids-rich gas wells and three natural gas wells. ARC's capital program was focused primarily on oil and liquids-rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan.
•	In addition to the $608 million capital development program in 2012, ARC spent $36.5 million on "tuck-in" acquisitions and undeveloped land in key areas ($32.4 million net of non-core property divestments) during 2012. ARC's spending on undeveloped land and property acquisitions was focused on growing our presence in key areas.
•	ARC closed 2012 with a strong balance sheet with total available credit facilities of $1.9 billion and debt of $787.4 million drawn. After a $41.8 million working capital surplus, ARC had available credit of approximately $1.2 billion. Net debt to funds from operations ratio was one times and net debt was approximately nine per cent of ARC's total capitalization at the end of 2012; both metrics are well within ARC's target levels.
•	ARC declared and paid a dividend of $0.30 per share to shareholders for the fourth quarter of 2012 and has confirmed a dividend of $0.10 per share to shareholders for January 2013 to be paid on February 15, 2013. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for February, March and April 2013, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the current monthly dividend level of $0.10 per share for a period of 44 months, including payments through January 15, 2013. Since inception, ARC has paid dividends of $28.68 per share through January 15, 2013.
•	ARC plans to execute an $830 million capital program, excluding land and property acquisitions, in 2013 with a continued focus on oil and liquids-rich opportunities. ARC has started construction of the first 60 mmcf per day phase of the Parkland/Tower gas processing and liquids handling facility, having received all regulatory approvals in 2012. ARC expects 2013 full year production to average between 93,000 and 97,000 boe per day with expected 2013 exit volumes of 100,000 boe per day. ARC has a strong balance sheet and sufficient available credit capacity to fund the 2013 capital program.

ORGANIZATIONAL UPDATE

Effective January 1, 2013 ARC implemented the following organizational changes.

John Dielwart retired from the position of Chief Executive Officer.  Mr. Dielwart will stay on as an advisor through to the Annual General Meeting in May 2013 to assist with the transition and will remain on the Board of Directors.

Myron Stadnyk was appointed President and Chief Executive Officer and member of the Board of Directors.  Mr. Stadnyk has been with ARC since 1997 and has held the position of President and Chief Operating Officer since February 2009.

Cameron Kramer was promoted to the position of Senior Vice President and Chief Operating Officer.  Mr. Kramer joined ARC in 2011 as Senior Vice President Operations.

ECONOMIC ENVIRONMENT

During 2012, West Texas Intermediate ("WTI") crude oil prices traded at a discount to Brent crude oil prices due primarily to pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast.  The Seaway pipeline was reversed in 2012 and subsequently expanded in 2013, resulting in financial markets pricing in a narrowing future spread between WTI and Brent crude oil prices.  The WTI crude oil price averaged US$94 per barrel during 2012, largely unchanged relative to 2011 prices; however ARC's realized crude oil price was down eight per cent in 2012 due to widening Canadian crude oil differentials.   Volatile Canadian crude oil differentials were primarily attributed to increased North American oil production, refinery outages and upgrades, and pipeline infrastructure bottlenecks in the mid-western United States.  The monthly average differential for Edmonton Par relative to WTI ranged from a discount of $20 per barrel to a premium of $4 per barrel during 2012.  The 2012 differential for Edmonton par averaged a discount of $8 per barrel compared to a premium of $1 per barrel in 2011. In the later part of 2012, differentials saw a slight recovery as certain infrastructure bottlenecks were addressed, and rail transport volumes increased as producers looked for alternatives to move their product to market.  Looking ahead, several infrastructure projects which are expected to alleviate certain bottlenecks, are currently proposed or under development, however due to the long-term nature of these projects the risk of volatile differentials remains a concern for 2013 and into 2014 until infrastructure issues are resolved and additional pipeline capacity becomes available.

Canadian natural gas prices averaged $2.40 per mcf in 2012, down 35 per cent from $3.67 per mcf in 2011.  Lower natural gas prices were largely attributed to record high North American production and inventory levels.  Despite declining Canadian production and a reduction in North American natural gas drilling activity in response to the low natural gas price environment, horizontal well technology in shale gas plays and associated gas from oil and liquids-rich gas development contributed to record high American production levels during 2012.  The combination of record production and low natural gas demand due to mild winter weather has resulted in a significant build in natural gas inventories.  Going forward, sustained demand growth from coal power plant retirements, transportation usage, industrial usage, and development of offshore markets is necessary in order to support a stronger natural gas price in the long-term.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on our capital programs. As we expect continued volatility into 2013, we will take steps to mitigate these risks, optimize our rates of return, and maintain our strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's fourth quarter funds from operations of $208.4 million ($0.68 per share) were down eight per cent compared to the fourth quarter of 2011 and full year funds from operations of $719.8 million ($2.42 per share) were down 15 per cent compared to 2011.  Higher production during the fourth quarter and full year 2012 was offset by lower realized oil and natural gas prices and current income tax expense in 2012 (no current taxes expense in 2011).

The following table details the items contributing to the change in funds from operations for 2012 relative to 2011.

	Three months ended December 31		Twelve months ended December 31
	$ millions	$/Share	$ millions	$/Share
Funds from operations - 2011 (1)	226.6	0.79	844.3	2.95
Volume variance
Crude oil and liquids	40.9	0.14	153.7	0.54
Natural gas	(2.2)	(0.01)	46.4	0.16
Price variance
Crude oil and liquids	(46.5)	(0.16)	(97.9)	(0.34)
Natural gas	(3.6)	(0.01)	(151.0)	(0.54)
Realized gains (losses) on risk management contracts	18.0	0.06	(9.4)	(0.03)
Realized losses on risk management contracts recognized in previous quarters (2)	(26.3)	(0.09)	-	-
Royalties	14.0	0.05	23.6	0.08
Expenses:
Transportation	(1.4)	-	(8.0)	(0.03)
Operating	2.1	0.01	(26.5)	(0.09)
General and administrative	(7.9)	(0.03)	(19.0)	(0.07)
Interest	(2.3)	(0.01)	(6.4)	(0.02)
Current tax	(3.6)	(0.01)	(29.9)	(0.10)
Realized foreign exchange gains (losses)	0.6	-	(0.1)	-
Diluted shares	-	(0.05)	-	(0.09)
Funds from operations - 2012 (1)	208.4	0.68	719.8	2.42

(1)	Funds from operations is not a recognized performance measure under GAAP. Refer to the section entitled "Additional GAAP Measures" in the MD&A.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

Operating Netbacks

ARC's fourth quarter operating netback, before hedging, decreased three per cent to $26.85 per boe relative to the fourth quarter of 2011. ARC's full year 2012 pre-hedging netback was $24.17 per boe, 17 per cent lower than 2011.  ARC's fourth quarter and full year netbacks, after hedging, increased to $28.11 per boe and $26.04 per boe, respectively. Lower 2012 netbacks both before and after hedging, relative to 2011, were primarily due to lower realized commodity prices.

ARC's total corporate royalty rate decreased to 13.4 per cent ($5.71 per boe) in the fourth quarter of 2012 from 16.6 per cent ($7.60 per boe) in 2011. ARC's full year 2012 total corporate royalty rate decreased to 14.1 per cent (15.2 per cent in 2011).  Lower 2012 royalty rates were due to significantly lower natural gas prices in 2012 and a higher number of Alberta oil wells qualifying for a five per cent royalty rate.

ARC's fourth quarter and full year operating costs were $8.80 per boe and $9.40 per boe, respectively in 2012, six per cent and three per cent lower than 2011 levels as a result of disciplined cost control and higher production in 2012.

See tables 15 and 15a in Management's Discussion and Analysis for the three months and year ended December 31, 2012 and 2011 for detailed components of netbacks by commodity for the fourth quarter and full year 2012 and 2011.

Net Income

ARC recorded net income of $84.5 million ($0.27 per share) for the fourth quarter of 2012 compared to a net loss of $49 million ($0.17 per share) in the fourth quarter of 2011.  Full year 2012 net income of $139.2 million ($0.47 per share) was down 51 per cent relative to net income of $287.0 million ($1.00 per share) in 2011.  Higher production had a positive impact on net income in both the fourth quarter and full year 2012, however these gains were eroded by lower realized natural gas and crude oil prices in 2012.

Fourth quarter 2012 net income included a $53.6 million unrealized gain on risk management contracts ($80.1 million unrealized loss in the fourth quarter of 2011). Full year net income included a $14.2 million unrealized gain on risk management contracts ($16.5 million unrealized loss in 2011).

Full year 2012 net income was reduced for an asset impairment charge of $53 million ($55.3 million and $71.9 million charges, respectively, in fourth quarter of 2011 and full year 2011).

Current income tax expense of $3.6 million and $29.9 million in the fourth quarter and full year 2012, respectively, further reduced net income (nil in 2011).

Operating Income

Fourth quarter operating income was $59.2 million ($0.19 per share), down 21 per cent from $74.7 million ($0.26 per share) in the fourth quarter of 2011.  Full year 2012 operating income was $163.2 million ($0.55 per share), down 44 per cent from $293.5 million ($1.02 per share) in 2011.  The decrease in operating income was primarily due to lower realized natural gas prices in 2012. The following table summarizes operating income for the fourth quarter and full year 2012 and 2011.

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011
Net income	84.5	(49.0)	139.2	287.0
Add (deduct) non-operating items, net of tax:

Unrealized (gain) loss on risk management contracts	(40.2)	59.3	(10.7)	12.2
Realized loss on risk management contracts recognized in previous quarters (1)	8.9	28.2	-	-
Foreign exchange (gain) loss on revaluation of debt	6.2	(7.0)	(6.2)	7.2

Gains on disposal of petroleum and natural gas properties	-	2.4	(0.2)	(66.2)
Impairment on property, plant and equipment	-	40.9	39.8	53.2
Unrealized (gain) loss on short-term investment	(0.2)	(0.1)	1.2	0.1
Operating Income - $ millions (2)	59.2	74.7	163.2	293.5
Operating Income - $ per share (2)	0.19	0.26	0.55	1.02

(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.
(2)	Operating income is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term "operating income" is defined as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains and losses on short-term investments, after-tax impairment (recovery) on property, plant and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a better measure of financial performance that is more comparable between periods. The most directly comparable measure of operating income calculated in accordance with GAAP is net income.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2014 and natural gas volumes through 2017.  Approximately 45 per cent of expected 2013 production is currently hedged at prices that will support ARC's business plan.  Approximately 45 per cent of expected 2013 crude oil production is currently hedged at an average floor/ceiling price of US$95/US$104 per barrel and approximately 50 per cent of expected 2013 natural gas production is currently hedged at an average floor/ceiling price of US$3.41/US$3.95 per mmbtu.  Additional natural gas production is hedged in 2014 through 2017 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC will continue to pursue opportunities to protect funds from operations in 2013 and beyond and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return.

The following table summarizes ARC's average crude oil and natural gas hedged volumes for the period 2013 through 2017.  For a complete listing and terms of ARC's hedging contracts, see Note 15 "Financial Instruments and Market Risk Management" in the Audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011.

Hedge Positions Summary (1) As at February 6, 2013	2013		2014		2015 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	104.01	14,992	100.00	2,479	-	-
Floor	95.01	14,992	90.00	2,479	-	-
Sold Floor	64.17	11,984	70.00	1,240	-	-
Natural Gas (3)	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu	US$/ mmbtu
Ceiling	3.95	168,767	4.83	90,000	5.00	60,000
Floor	3.41	168,767	4.00	90,000	4.00	60,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "Ceiling" have been sold against either the annual average WTI price or a six month average WTI price. In the case of settlements on annual and six month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.
(3)	The natural gas prices shown translate all AECO positions to NYMEX equivalent prices.

ARC realized cash gains on natural gas hedging contracts of $0.4 million and $66.1 million, respectively, for the fourth quarter and full year 2012 as average hedged prices exceeded average market prices for natural gas during 2012.

ARC realized cash gains on crude oil hedging contracts of $8.9 million for the fourth quarter as approximately 48 per cent of fourth quarter 2012 crude oil production was hedged at an average floor/ceiling price of US$90/US$91 per barrel relative to the fourth quarter average market price of US$88.18 per barrel.  ARC realized a loss of $7.2 million on crude oil hedges for full year 2012 as average market prices exceeded average hedged prices during 2012.

OPERATIONAL REVIEW

ARC achieved record fourth quarter and full year production, a significant accomplishment given the reduction in the 2012 capital budget from $760 million to actual 2012 capital spending of $608 million.  ARC's fourth quarter production of 95,725 boe per day was up four per cent relative to the fourth quarter of 2011 with full year 2012 production of 93,546 boe per day up 12 per cent relative to 2011.  Fourth quarter production was up seven per cent relative to the third quarter of 2012 due to strong well performance at Pembina and Ante Creek and excellent run time at the Dawson gas plant following scheduled maintenance downtime in the third quarter of 2012.

ARC spent $190.2 million in the fourth quarter of 2012 and drilled 38 gross (35 net) wells on operated lands (36 oil wells and two natural gas wells), bringing total 2012 spending to $608 million and 144 gross (134 net) operated wells being drilled (137 oil wells, four liquids-rich gas wells and three natural gas wells).  ARC's fourth quarter and full year 2012 capital program focused on oil and liquids development at Pembina, Goodlands, Tower, and on various oil properties throughout southeast Saskatchewan and Manitoba.

ARC's capital spending focus on oil and liquids in 2011 and 2012 has resulted in strong production gains in 2012.  As a result of the successful execution of its capital program, ARC's crude oil and liquids production increased 15 per cent to 37,683 boe per day in the fourth quarter of 2012 relative to the fourth quarter of 2011.  Production from new oil and liquids-rich gas wells drilled, predominantly at Pembina, Goodlands, and Ante Creek and commissioning of the new 30 mmcf per day Ante Creek gas processing facility in February 2012 contributed to higher liquids production in 2012.

ARC strives to conduct its operations in the most safe and responsible manner.  During 2012, ARC executed its capital program and field operations with zero lost-time incidents ("LTI's") for field employees and two LTI's for contractors, illustrating ARC's excellent safety track record.

Pembina
Fourth quarter Pembina production exceeded expectations due to strong well performance.  Production increased to approximately 12,300 boe per day in the fourth quarter, up 15 per cent relative to the fourth quarter of 2011 and nine per cent higher than the third quarter of 2012. Pembina fourth quarter production was comprised of 75 per cent light oil and liquids and 25 per cent natural gas.

ARC drilled 11 gross operated (8 net) horizontal Cardium oil wells at Pembina in the fourth quarter, bringing the total to 40 gross operated horizontal Cardium oil wells in 2012.  ARC spent $102.6 million on development at Pembina in 2012.

ARC plans to spend approximately $120 million in the Pembina area in 2013 with plans to drill 54 gross operated Cardium oil wells.  ARC will conduct extensive work on waterflood management at Pembina in 2013 with the drilling of water injector wells, producer to injector well conversions, and injector well stimulations to optimize reservoir recoveries.

Ante Creek
ARC has a land position of 267 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta.  ARC's Ante Creek production averaged 10,300 boe per day in the fourth quarter of 2012 (50 per cent oil and liquids), up 45 per cent relative to the fourth quarter of 2011 due to increased gas processing capacity upon commissioning of the new 30 mmcf per day Ante Creek gas plant in February 2012.

ARC drilled 24 gross operated oil wells in 2012, down significantly from the original 2012 drilling program planned at Ante Creek, as ARC deferred several wells to 2013.  An inventory of previously drilled wells were brought on stream with the commissioning of the new gas plant, resulting in production growth at Ante Creek despite not having drilled any new wells in the second and third quarters of 2012.

Ante Creek is a significant growth area for ARC. ARC plans to spend $132 million to drill 34 gross operated horizontal oil wells in 2013.  As ARC increases oil production at Ante Creek, we will continue to fill the 30 mmcf per day operated Ante Creek gas processing plant with solution gas. During 2013, the focus will be on optimizing capital efficiencies with the execution of pad drilling programs and continued assessment of optimal well spacing.  The shift to pad drilling will result in production staying relatively flat for the first eight or nine months of 2013, with acceleration of growth once the first pad comes on production in the fall of 2013. This will result in a full year average production increase of approximately 15 per cent, while 2013 exit volumes are expected to increase by 35 per cent to approximately 15,000 boe per day.

Parkland/Tower
ARC has a land position of 23 net sections at Parkland, located in northeastern British Columbia, a Montney liquids-rich natural gas play. ARC's Tower property consists of 56 net sections of contiguous land north and west of the Parkland field.  Fourth quarter production for the Parkland/Tower area was approximately 8,700 boe per day (20 per cent crude oil and liquids and 80 per cent natural gas).

The Tower property is classified as a Montney oil play, producing predominantly light oil and free condensate with additional liquids in the gas stream, therefore providing favorable economics.  At year-end 2012, the resource assessment for Tower identified approximately 1.5 billion barrels of discovered petroleum initially in place (please see ARC's February 6, 2013 News Release "ARC Resources Ltd. Announces Fifth Consecutive Year of Greater than 200 per cent Produced Reserves Replacement in 2012" for further details).  ARC started to drill the first of two, eight well pads at Tower during the fourth quarter and will continue drilling the two pads through 2013.

During 2012, ARC drilled 11 gross operated horizontal oil wells at Tower, bringing ARC's total drill count to 14 gross operated wells since late 2011.  At year-end 2012, nine Tower wells were tied-in, however, due to liquids handling facility limitations, production rates are restricted until new facilities come on-stream in early 2014. Fourth quarter Tower production averaged approximately 1,200 boe per day, 250 per cent higher than the fourth quarter of 2011, and was comprised of approximately 800 barrels per day of light oil, condensate and liquids and 2.5 mmcf per day of natural gas production.

Late in 2012, ARC received all regulatory approvals to construct 120 mmcf per day of gas processing and liquids handling facilities in the Parkland/Tower area.  The plant has a designed capability to handle up to 130 barrels of oil and liquids per mmcf, however actual liquids production will depend upon the ratio of Parkland and Tower wells feeding into the facilities.  Construction of the first 60 mmcf per day phase of the facility commenced late in 2012 with site clearing and pile driving ongoing.  ARC expects the first 60 mmcf per day phase of the plant to be on-stream in early 2014.

The Parkland/Tower region will see considerable activity in 2013 as ARC plans to spend $250 million to drill 24 gross operated wells (11 oil wells at Tower, 13 liquids-rich wells at Parkland) and to complete construction of the 60 mmcf per day gas processing and liquids handling facility and associated infrastructure.    Approximately $100 million of the Parkland/Tower 2013 capital program will be directed towards facilities, infrastructure and drilling of new wells in anticipation of the new facility being commissioned in early 2014.

Production growth from the 2013 Parkland/Tower capital program will not be realized until early 2014 when the new facility is commissioned and wells are brought on-stream.  ARC expects 2013 average Parkland/Tower production to increase by a modest five per cent relative to 2012, followed by more significant growth in 2014.  ARC expects to exit 2013 at approximately 10,000 boe per day (20 per cent oil and liquids, 80 per cent natural gas).  ARC will continue with a "drill to fill" program at Parkland/Tower to fill the new facility following commissioning.

ARC's 2013 Tower drilling program has shifted to the execution of multi-well pad drilling programs to optimize capital efficiencies.  The pad drilling program is expected to decrease the overall per well cost to drill, complete and tie-in; however there will be longer lead time from the start of drilling until the wells commence production as multiple wells in the pad are drilled, completed, tested, tied-in and brought on-stream at one time.  As a result, the Tower production profile will increase in a step wise fashion as wells are brought on-stream in groups of eight.

Southeast Saskatchewan and Manitoba
Fourth quarter production in this region averaged approximately 12,200 boe per day of light crude oil, up 16 per cent from the fourth quarter of 2011, due to better operational run time in 2012. ARC drilled 63 gross operated oil wells in southeast Saskatchewan and Manitoba during 2012.

The highest level of 2012 activity in this region was focused at the Goodlands property, a light oil play located in southwestern Manitoba.  Fourth quarter Goodlands production averaged 2,400 boe per day of light crude oil, up 70 per cent from the fourth quarter of 2011.  During the fourth quarter ARC drilled seven horizontal wells at Goodlands.  During 2012, ARC spent $46.9 million and drilled 28 oil wells at Goodlands.

ARC plans to spend $73 million to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba in 2013.  Full year average oil production is expected to grow by approximately eight per cent to 12,500 boe per day in 2013.  A considerable portion of the activity in this area will occur at Goodlands where ARC plans to drill 22 horizontal oil wells.  Oil production at Goodlands is expected to average 2,700 boe per day in 2013, an increase of approximately 20 per cent relative to average 2012 levels.

Dawson
Dawson averaged 168 mmcf per day of natural gas and 800 barrels per day of condensate and liquids during the fourth quarter of 2012.  Dawson fourth quarter production was up 14 per cent relative to the third quarter of 2012 due to excellent run time at the Dawson gas plant following scheduled maintenance in the third quarter.

As a result of well productivity in Dawson continuing to exceed expectations, ARC had an inventory of four horizontal wells waiting to be brought on-stream at the end of 2012.  ARC plans to bring the existing wells on-stream through the first quarter of 2013 to hold Dawson production flat at the maximum facility capacity rate of 165 mmcf per day.  ARC plans to spend $52 million on development activities at Dawson in 2013 including the drilling of nine gross operated horizontal gas wells to maintain production flat through 2013 and into 2014.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the fourth quarter of 2012 and $1.20 per share for year ended December 31, 2012.  The Board of Directors has confirmed a dividend of $0.10 per share for January 2013, payable on February 15, 2013, and has conditionally declared a monthly dividend of $0.10 per share for February through April 2013 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
January 29, 2013	January 31, 2013	February 15, 2013	$0.10 (1)
February 26, 2013	February 28, 2013	March 15, 2013	$0.10 (2)
March 28, 2013	March 31, 2013	April 15, 2013	$0.10 (2)
April 26, 2013	April 30, 2013	May 15, 2013	$0.10 (2)

(1)	Confirmed on January 16, 2013.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's Dividend Reinvestment Plan ("DRIP") allows for the reinvestment of dividends into additional common shares of ARC at a five per cent discount to prevailing market price. During 2012, ARC paid dividends of $357.4 million, of which $117.4 million was reinvested into ARC shares through the DRIP.  Proceeds received from the DRIP are a source of funding for ARC's capital programs.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.   ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

2012 was punctuated by commodity price volatility as natural gas prices fell to ten year lows and Canadian crude oil differentials widened to unprecedented levels.   Volatile commodity prices and crude oil differentials are expected to continue through 2013 and into 2014, and as such, we are taking steps to mitigate the associated risks and preserve our strong financial position through this period of volatile commodity prices.

Our diverse portfolio of high quality crude oil, liquids-rich gas and dry gas assets provides optionality to exploit opportunities that offer the highest rates of return during a downturn in any one commodity.  In the current commodity price environment, ARC favors investments in oil and liquids-rich projects that offer the highest rates of return at this time.  While our investment in dry gas development decreased in 2011 and 2012, we have maintained our natural gas production levels and have not lost sight of our dry gas business.  We believe there is considerable upside in our dry gas assets given our significant resource base and the long-term positive outlook for natural gas prices.

During 2012, ARC achieved record production, increased liquids volumes, and drilled 144 gross operated wells, 98 per cent of which targeted oil and liquids-rich natural gas properties.  ARC's record production was a significant achievement given the reduction in the 2012 capital program from $760 million to actual capital spending of $608 million.   Despite the capital reduction, ARC met its original production guidance and did so while executing an oil and liquids focused program, which typically requires higher capital investment.  ARC has a disciplined approach to capital planning and execution focused on optimizing capital efficiencies; which resulted in capital being allocated to the highest rate of return projects in 2012.

ARC plans to execute an $830 million capital program in 2013, focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth.  ARC expects to deliver modest production growth of approximately three per cent in 2013 with more significant growth expected in 2014, upon commissioning of the new Parkland/Tower gas processing and liquids handling facility.  The 2013 capital program will have an enhanced focus on multi-well pad drilling programs in key areas. This shift is expected to result in both cost savings and improved capital efficiencies.  ARC expects to finance its 2013 capital program with funds from operations, proceeds from the Dividend Re-investment Plan ("DRIP"), existing credit capacity, working capital, and proceeds from the disposition of minor and non-strategic assets.

ARC continues to actively hedge both crude oil and natural gas volumes to provide a greater level of certainty over revenues, funds from operations and economics of capital projects.  Given ARC's significant natural gas resource base in the northeast British Columbia Montney and the recent volatility of natural gas prices, ARC has executed long-term natural gas hedges through 2017 to provide greater certainty over project economics and cash flows.

ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  ARC's fourth quarter and full year 2012 dividend payout ratio was 44 per cent and 50 per cent of funds from operations, respectively, levels which we believe are reasonable given the current commodity price environment.  Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides greater financial flexibility.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.  If we experience a prolonged period of low commodity prices, our first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve our strong financial position in the long-term.

ARC's Board of Directors has approved the implementation of a Stock Dividend Program ("SDP"), subject to shareholder approval at our Annual General and Special Meeting on May 15, 2013. While the SDP is similar to ARC's existing DRIP, the SDP has certain income tax attributes which may make it more attractive to some shareholders.  The SDP will be offered to both Canadian and non-Canadian shareholders, whereas the current DRIP will continue to be only offered to Canadian shareholders. Further details regarding the SDP will be outlined in our Information Circular - Proxy Statement.  We plan to retain the DRIP as a complement to the SDP.

ARC's 2012 financial and operational results closely approximated 2012 guidance estimates with the exception of G&A expense, which was nine per cent higher than guidance, due to higher long-term incentive plan expense attributed to a higher performance multiplier applicable to the performance share units and additional employees being eligible to receive long-term incentive payments.  Higher G&A expense was also partially attributed to a one-time, special executive retirement payment recorded in the fourth quarter of 2012 in conjunction with ARC's CEO succession that was announced in the fourth quarter of 2012. ARC expects full year average 2013 production to be in the range of 93,000 - 97,000 boe per day. ARC's planned 2013 capital expenditure program of $830 million excludes unbudgeted amounts for the acquisition of land and small producing properties.  The following table outlines 2013 guidance estimates.

	2012 Guidance	2012 Actual	% Variance	2013 Guidance
Production (boe/d)
Oil (bbl/d)	30,000 - 31,000	31,454	1	32,000 - 34,000
Condensate (bbl/d)	2,100 - 2,500	2,217	-	1,800 - 2,000
Gas (mmcf/d)	340 - 350	342.9	-	340 - 350
NGLs (bbl/d)	2,100 - 2,600	2,728	5	2,400 - 2,800
Total (boe/d)	91,000 - 94,000	93,546	-	93,000 - 97,000
Expenses ($/boe):
Operating	9.50 - 9.70	9.40	1	9.50 - 9.70
Transportation	1.30 - 1.40	1.29	1	1.40 - 1.50
General and administrative (1)(5)	2.45 - 2.60	2.84	(9)	2.50 - 2.70
Interest	1.20 - 1.30	1.32	(2)	1.20 - 1.30
Income taxes (2)	0.90 - 1.05	0.87	3	1.05 - 1.15
Capital expenditures ($ millions) (3)	600	608	(1)	830
Net property and undeveloped land acquisitions ($ millions) (4)	25 - 50	32	-	-
Weighted average shares outstanding (millions)	297	297	-	311

(1)	The 2012 guidance for general and administrative expense per boe was based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC's long-term incentive plan and $0.70 - $0.75 per boe associated with ARC's long-term incentive plan. Actual per boe costs for each of these components for December 31, 2012 were $1.91 per boe and $0.93 per boe, respectively.
(2)	The 2013 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(3)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled approximately $32.4 million in the twelve months of 2012.
(4)	Minor net property acquisitions and undeveloped land are not included in the 2013 capital budget of $830 million.
(5)	The 2013 annual guidance for general and administrative cost per boe is based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC's long-term incentive plan and $0.75 - $0.80 per boe associated with ARC's long-term incentive plan.

SUPPLEMENTAL FINANCIAL INFORMATION
CONSOLIDATED BALANCE SHEETS (unaudited)
As at December 31

(Cdn$ millions)	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$194.6	$0.5
Short-term investment	1.7	3.3
Accounts receivable	164.3	168.1
Prepaid expenses	13.1	14.3
Risk management contracts	30.9	21.0
Assets held for sale	0.3	4.6
	404.9	211.8
Reclamation funds	29.8	26.9
Risk management contracts	1.7	3.7
Property, plant and equipment	4,704.4	4,645.6
Intangible exploration and evaluation assets	238.1	187.7
Goodwill	248.2	248.2
Total assets	$5,627.1	$5,323.9

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$301.0	$305.0
Current portion of long-term debt	39.7	40.5
Dividends payable	30.9	28.9
Risk management contracts	0.5	18.9
Liabilities associated with assets held for sale	1.3	1.9
	373.4	395.2
Risk management contracts	10.3	3.0
Long-term debt	747.7	721.2
Long-term incentive compensation liability	24.5	18.5
Other deferred liabilities	19.3	21.4
Asset retirement obligations	532.9	496.4
Deferred taxes	522.3	506.4
Total liabilities	2,230.4	2,162.1

SHAREHOLDERS' EQUITY
Shareholders' capital	3,670.2	3,218.3
Contributed surplus	1.7	0.5
Deficit	(275.2)	(57.0)
Total shareholders' equity	3,396.7	3,161.8
Total liabilities and shareholders' equity	$5,627.1	$5,323.9

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and twelve months ended December 31

	Three Months Ended December 31		Twelve Months Ended December 31
(Cdn$ millions, except per share amounts)	2012	2011	2012	2011

Sales of crude oil, natural gas and natural gas liquids	$375.4	$386.8	$1,389.4	$1,438.2
Royalties	(50.3)	(64.3)	(195.7)	(219.3)
REVENUE	325.1	322.5	1,193.7	1,218.9

Gain (loss) on risk management contracts	55.6	(96.1)	80.6	59.3
	380.7	226.4	1,274.3	1,278.2

EXPENSES
Transportation	11.1	9.7	44.1	36.1
Operating	77.5	79.6	321.8	295.3
General and administrative	26.4	18.6	97.1	80.1
Interest and financing charges	11.5	9.2	45.3	38.9
Accretion of asset retirement obligation	3.1	3.3	12.4	13.4
Depletion, depreciation, amortization and impairment	133.2	178.1	571.1	509.2
Loss (gain) on foreign exchange	8.3	(8.8)	(7.3)	10.5
(Gain) loss on short-term investments	(0.3)	(0.1)	1.6	0.2
Gain on disposal of petroleum and natural gas properties	-	3.2	(0.2)	(89.5)
	270.8	292.8	1,085.9	894.2

Provision for (recovery of) income taxes
Current	3.6	-	29.9	-
Deferred	21.8	(17.4)	19.3	97.0
	25.4	(17.4)	49.2	97.0

Net income (loss)	$84.5	$(49.0)	$139.2	$287.0

Net income (loss) per share
Basic	$0.27	$(0.17)	$0.47	$1.00
Diluted	$0.27	$(0.17)	$0.47	$1.00

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and twelve months ended December 31

	Three Months Ended December 31		Twelve Months Ended December 31

(Cdn$ millions)	2012	2011	2012	2011

Net income (loss)	$84.5	$(49.0)	$139.2	$287.0
Other comprehensive loss, net of tax
Net unrealized losses on available-for-sale reclamation fund's investments	-	0.1	-	0.1
Other comprehensive income	-	0.1	-	0.1
Comprehensive income (loss)	$84.5	$(48.9)	$139.2	$287.1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the years ended December 31

(Cdn$ millions)
	Shareholders' capital	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders' equity
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued for cash	1.6	-	-	-	1.6
Shares issued pursuant to the
dividend reinvestment program	104.2	-	-	-	104.2
Share option expense	-	0.5	-	-	0.5
Comprehensive income	-	-	287.0	0.1	287.1
Dividends declared	-	-	(344.0)	-	(344.0)
December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8
Shares issued for cash	346.2	-	-	-	346.2
Shares issued pursuant to the
dividend reinvestment program	116.3	-	-	-	116.3
Share issue costs (1)	(10.6)	-	-	-	(10.6)
Share option expense	-	1.2	-	-	1.2
Comprehensive income	-	-	139.2	-	139.2
Dividends declared	-	-	(357.4)	-	(357.4)
December 31, 2012	$3,670.2	$1.7	$(275.2)	$-	$3,396.7

(1)      Amount is net of deferred tax recovery of $3.7 million.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and twelve months ended December 31

	Three Months Ended December 31		Twelve Months Ended December 31
(Cdn$ millions)	2012	2011	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$84.5	$(49.0)	$139.2	$287.0
Add items not involving cash:
Unrealized (gain) loss on risk management contracts	(53.6)	80.1	(14.2)	16.5
Accretion of asset retirement obligation	3.1	3.3	12.4	13.4
Depletion, depreciation, amortization and impairment	133.2	178.1	571.1	509.2
Unrealized loss (gain) on foreign exchange	8.3	(9.4)	(8.2)	9.7
Gain on disposal of petroleum and natural gas properties	-	3.2	(0.2)	(89.5)
Deferred tax expense (recovery)	21.8	(17.4)	19.3	97.0
Other	(0.7)	(0.4)	0.4	1.0
Net change in other liabilities	(2.0)	4.1	(10.6)	(9.6)
Change in non-cash working capital	(12.0)	36.9	(5.7)	68.0
	182.6	229.5	703.5	902.7

CASH FLOW FROM FINANCING ACTIVITIES
(Repayment) issue of long-term debt under revolving credit facilities, net	(2.1)	98.6	(324.2)	(35.2)
Issue of Senior Notes	-	-	397.8	-
Repayment of Senior Notes	(9.3)	(9.7)	(39.6)	(16.3)
Issue of common shares	0.4	0.3	346.2	1.6
Share issue costs	(0.2)	-	(14.3)	-
Cash dividends paid	(60.0)	(59.6)	(239.1)	(238.7)
	(71.2)	29.6	126.8	(288.6)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(2.2)	(23.0)	(33.7)	(57.8)
Disposals of petroleum and natural gas properties	0.3	(1.2)	1.1	167.6
Property, plant and equipment development expenditures	(179.5)	(175.7)	(557.3)	(614.8)
Exploration and evaluation expenditures	(10.7)	(18.3)	(50.4)	(113.3)
Net reclamation fund contributions	(1.3)	(1.2)	(2.8)	(1.8)
Change in non-cash working capital	43.8	(39.7)	6.9	4.5
	(149.6)	(259.1)	(636.2)	(615.6)
(DECREASE) INCREASE IN CASH EQUIVALENTS	(38.2)	-	194.1	(1.5)
CASH EQUIVALENTS, BEGINNING OF PERIOD	232.8	0.5	0.5	2.0
CASH EQUIVALENTS, END OF PERIOD	$194.6	$0.5	$194.6	$0.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	$-	$-	$-	$1.7
Interest paid in cash	$10.9	$11.0	$30.0	$25.8

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its production, exploration and development plans under the heading "Operational Review", and all matters including 2013 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2013 oil and gas production to average 93,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

About ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:00e 06-FEB-13